Exhibit (a)(2)(A)

331 East Evelyn Avenue

Mountain View, California 94041

May 7, 2013

Dear Stockholder:

We are pleased to inform you that on April 28, 2013, Conceptus, Inc. (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Bayer HealthCare LLC (“Parent”) and Evelyn Acquisition Company, a wholly owned subsidiary of Parent (“Purchaser”), pursuant to which Purchaser commenced a tender offer (the “Offer”) on May 7, 2013 to purchase all of the outstanding common stock, par value $0.003 per share, of the Company for $31.00 per share, net to the holder thereof, in cash, without interest, subject to any withholding of taxes required by applicable law.

If completed, the Offer will be followed by the merger of Purchaser with and into the Company, with the Company continuing as the surviving corporation in the merger (the “Merger”). In the Merger, all of the Company’s outstanding common stock, other than those shares of common stock owned by Parent or any of its subsidiaries, including Purchaser, or shares held in the treasury of the Company, or shares held by stockholders who are entitled to exercise and have properly exercised appraisal rights under Delaware law, will be converted into the right to receive the same consideration that is received by stockholders in the Offer.

The Board of Directors of the Company has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, the Company and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (iii) recommended that the stockholders of the Company accept the Offer, tender their shares of Company common stock to Purchaser pursuant to the Offer and, if a Company stockholders’ meeting is required by applicable law, recommended that stockholders of the Company adopt the Merger Agreement.

Accompanying this letter is (i) a copy of the Company’s Solicitation/Recommendation Statement on Schedule 14D-9, (ii) Purchaser’s Offer to Purchase, dated May 7, 2013, which sets forth the terms and conditions of the Offer and (iii) a Letter of Transmittal containing instructions as to how to tender your shares into the Offer. We urge you to read the enclosed materials carefully. Unless subsequently extended, the Offer is scheduled to expire at midnight, New York City time, on June 5, 2013 (one minute after 11:59 p.m., New York City time, on June 4, 2013).

Sincerely,

D. Keith Grossman

President and Chief Executive Officer